September 8, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jeffrey Gabor

Re:	10x Genomics, Inc.

Registration Statement on Form S-1 (File No. 333-248654)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as the representatives of the several underwriters of the above issue, hereby join in the request of 10x Genomics, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement on Form S-1 (the “Registration Statement”), so that it becomes effective at 4:05PM, Eastern Time, on September 10, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Simpson Thacher & Bartlett LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, and in connection with the foregoing, please note that the underwriters expect to take all reasonable steps to effect the distribution of as many copies of the Company’s preliminary prospectus, dated as of the date hereof (“Preliminary Prospectus”), to secure adequate distribution of the Preliminary Prospectus to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We, the undersigned, as representatives of the several underwriters of the above issue, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC

BOFA SECURITIES, INC.

COWEN AND COMPANY, LLC

As representatives of the Underwriters

By:	J.P. Morgan Securities LLC

By:	/s/ Benjamin Burdett
	Name:	Benjamin Burdett
	Title:	Managing Director

By:	BofA Securities, Inc.

By:	/s/ Adam Chazan
	Name:	Adam Chazan
	Title:	Managing Director

By:	Cowen and Company, LLC

By:	/s/ E. James Streator, III
	Name:	E. James Streator, III
	Title:	Managing Director

[Signature Page to Underwriters Acceleration Letter]